UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEABODY WESTERN-UMWA 401(K) PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Peabody Western-UMWA 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signature	15

Exhibit Index	16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Western-UMWA 401(k) Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose or expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Peabody Western-UMWA 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ UHY LLP

St. Louis, Missouri
June 24, 2015

Peabody Western-UMWA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

Assets:
Investments, at fair value:
Investments in mutual funds	$9,010,793	$10,827,711
Investments in common/collective trusts	4,626,326	1,954,443
Interest in Master Trust	64,018	190,252
Total investments	13,701,137	12,972,406
Receivables:
Notes receivable from participants	512,016	595,391

Total assets reflecting investments at fair value	14,213,153	13,567,797
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(51,999)	(52,991)
Net assets available for benefits	$14,161,154	$13,514,806

See accompanying notes.

Peabody Western-UMWA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013

Additions:
Investment income (loss):
Interest and dividends	$469,892	$340,284
Net realized and unrealized appreciation of mutual funds	445,475	1,914,091
Net realized and unrealized appreciation of common/collective trusts	45,808	—
Net investment loss in the Master Trust	(98,486)	(90,018)
Net investment income	862,689	2,164,357

Interest income on notes receivable from participants	22,989	27,452

Contributions:
Employee	974,321	962,956
Employer	2,240	1,460
Total contributions	976,561	964,416
Total additions	1,862,239	3,156,225

Deductions:
Benefits paid to participants	(1,213,626)	(1,742,231)
Administrative expenses	(2,265)	(1,975)
Total deductions	(1,215,891)	(1,744,206)

Net change in net assets available for benefits	646,348	1,412,019
Net assets available for benefits at beginning of year	13,514,806	12,102,787
Net assets available for benefits at end of year	$14,161,154	$13,514,806

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Years Ended December 31, 2014 and 2013

1. Description of the Plan

The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees and former employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement of 2013 are eligible for participation on the date of their employment or at any time afterward. The Employers are indirect, wholly-owned subsidiaries of Peabody Energy Corporation (Peabody). The Plan's administrator is Peabody Holding Company, LLC (the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan allows participants to invest in a selection of mutual funds, common/collective trusts and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Contributions

Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days (e.g., personal, floating or graduated days) per calendar year as a contribution. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan.

The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.

During the year ended December 31, 2013, the Plan received a $6,000 reimbursement of legal fees from a participant's account in conjunction with a court ordered settlement agreement, and used a portion of this reimbursement to reduce Employers' contributions.  As of December 31, 2014, the balance in the Vanguard Prime Money Market Fund available for future use was $4,121.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Vesting

Participants are vested immediately in their own contributions, the Employers' matching contributions and the realized and unrealized earnings or losses thereon.
Notes Receivable from Participants

Participants may borrow up to 50% of their account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively. The loan is secured by the balance in the participant's account and bears interest at the prime interest rate on the first business day of the month in which the loan was made, plus an additional 1%. Participants may select any repayment period between 12 and 60 months for general purpose loans. For loans used to acquire a principal residence, any repayment period between 12 and 120 months may be selected. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time. Upon retirement or separation of employment, a participant's loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid within 90 days, it is subtracted from the participant's total account balance and considered a taxable distribution from the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Employers' matching contributions, and plan realized and unrealized earnings or losses. The benefit to which a participant is entitled is the entire balance of the participant's account.

Payment of Benefits

Participants are eligible for distribution of their entire account balance upon death, disability, retirement or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their account balance. Other types of withdrawals are also permitted, as defined in the Plan.

Plan Termination

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants' accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.

Administrative Expenses

Significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employers.  Prior to September 30, 2014, Plan recordkeeping fees were paid by participants through the allocation of a portion of investment management fees.  Effective October 1, 2014, a fixed recordkeeping fee is charged directly to participants. Certain transaction fees are also charged directly to participants.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Accounting

Financial statements of the Plan are prepared using the accrual method of accounting.

The Plan invests in fully benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments
The Plan Administrator defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each plan.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are deducted from loan proceeds and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit distributions are recorded when paid.

Subsequent Events

The Plan Administrator evaluated subsequent events for the Plan through June 24, 2015, the date the financial statements were available to be issued. The following subsequent event was noted.

On June 11, 2015, a putative class action lawsuit was filed on behalf of the Plan, and certain participants and beneficiaries of the Plan, against the Plan Administrator, Peabody and various subsidiaries, current and former members of executive management and other employees (collectively, the "Defendants") with the United States District Court for the Eastern District of Missouri alleging breach of fiduciary duties under ERISA relating to the offering of the Peabody Energy Stock Fund in the Plan.  Peabody believes that the claims have no merit and will vigorously defend against them.

3. Fair Value Measurements

The Plan Sponsor uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs are other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Sponsor evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2, or 3. Further, there were no Level 3 investments in the Plan as of or for the years ended December 31, 2014 and 2013.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds, which are traded on a national securities exchange in active markets, are valued using daily publicly quoted net asset value (NAV) prices and accordingly classified within Level 1 of the valuation hierarchy. Mutual funds are not subject to liquidity redemption restrictions.

Common/Collective Trusts
Units in the common/collective trusts which are not publicly traded on a national securities exchange, are valued using a NAV that is based on a derived price in an active market and accordingly classified within Level 2 of the valuation hierarchy.

The fixed income common/collective trust is primarily invested in traditional and synthetic investment contracts and is designed to provide stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The target retirement common/collect trusts are invested in mutual funds using an asset allocation strategy designed for investors in retirement or that will retire within a few years of the target year.  Participant-directed redemptions have no restrictions.  The NAV has been estimated based on the fair value of the underlying investment securities in the fund as reported by the issuer of the fund.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of publicly quoted market prices for Peabody common stock held plus uninvested cash position, if any) as reported on the active market on which the security is traded, and is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

The following tables present the fair value hierarchy of the investments reflected on the statements of net assets available for benefits.

	December 31, 2014
	Level 1	Level 2	Total

Equity mutual funds	$8,024,401	$—	$8,024,401
Fixed income mutual funds	986,392	—	986,392
Target retirement common/collective trusts	—	2,880,403	2,880,403
Fixed income common/collective trust	—	1,745,923	1,745,923
Peabody Energy Stock Fund (1)	64,018	—	64,018
Total assets at fair value	$9,074,811	$4,626,326	$13,701,137

	December 31, 2013
	Level 1	Level 2	Total

Equity mutual funds	$7,445,049	$—	$7,445,049
Fixed income mutual funds	884,357	—	884,357
Target retirement mutual funds	2,498,305	—	2,498,305
Fixed income common/collective trust	—	1,954,443	1,954,443
Peabody Energy Stock Fund (1)	190,252	—	190,252
Total assets at fair value	$11,017,963	$1,954,443	$12,972,406

(1) Interest in Master Trust

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2014	2013
Investments, at fair value:
Peabody Energy Stock Fund	$15,537,899	$39,119,601
Plan's interest in Master Trust	Less than 1%	Less than 1%

	Years Ended December 31,
	2014	2013
Master Trust net investment loss:
Dividend income	$610,528	$607,809
Net depreciation of common stock	(22,710,528)	(12,614,882)
Net investment loss	$(22,100,000)	$(12,007,073)

Investments representing 5% or more of the Plan's net assets available for benefits were as follows:

	December 31,
	2014	2013

Mutual funds:
Vanguard PRIMECAP Admiral Fund	$2,308,373	$2,034,384
Vanguard Windsor II Admiral Fund	2,255,841	2,035,008
Vanguard Small-Cap Index Institutional Fund	2,038,030	1,974,479
Vanguard International Growth Admiral Fund	1,049,563	1,086,869
Vanguard Total Bond Market Index Institutional Fund	924,702	879,471
Vanguard Target Retirement 2020 Fund (1)	—	1,081,037
Common/collective trusts:
Vanguard Retirement Savings Trust III, at contract value (2)
(fair value $1,745,923)	1,693,924	—
Vanguard Retirement Savings Trust, at contract value (1)	—	1,901,452
(fair value $1,954,443)
Vanguard Target Retirement 2020 Trust II (2)	1,213,447	—
Vanguard Target Retirement 2015 Trust II (2)	790,941	—

(1) Investment was removed from the Plan's investment profile in 2014.

(2) Investment was added to the Plan's investment profile in 2014.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$14,161,154	$13,514,806
Adjustment from contract value to fair value for
fully benefit-responsive contracts	51,999	52,991
Net assets available for benefits per the Form 5500	$14,213,153	$13,567,797

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Years Ended December 31,
	2014	2013

Net investment income per the financial statements	$862,689	$2,164,357
Add: adjustment from contract value to fair value for
fully benefit-responsive investment contracts at end of year	51,999	52,991
Less: adjustment from contract value to fair value for
fully benefit-responsive investment contract at beginning of year	(52,991)	(106,733)
Net investment income per the Form 5500	$861,697	$2,110,615

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements

7. Income Tax Status
The Plan received a determination letter from the IRS dated March 6, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

8. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value

*	Vanguard PRIMECAP Admiral Fund	21,665	shares of mutual fund		$2,308,373
*	Vanguard Windsor II Admiral Fund	34,076	shares of mutual fund		2,255,841
*	Vanguard Small-Cap Index Institutional Fund	36,478	shares of mutual fund		2,038,030
*	Vanguard International Growth Admiral Fund	15,329	shares of mutual fund		1,049,563
*	Vanguard Total Bond Market Index Institutional Fund	85,069	shares of mutual fund		924,702
*	Vanguard Institutional Index Fund	1,294	shares of mutual fund		244,057
*	Vanguard International Value Fund	2,225	shares of mutual fund		75,550
*	Vanguard Long-Term Bond Index Institutional Fund	3,840	shares of mutual fund		54,755
*	Vanguard Emerging Markets Stock Index Institutional Fund	1,254	shares of mutual fund		31,714
*	Vanguard Developed Markets Index Institutional Fund	1,747	shares of mutual fund		21,273
*	Vanguard Prime Money Market Fund	6,935	shares of mutual fund		6,935
*	Vanguard Target Retirement Income Trust II	9,518	units of common/collective trust		283,255
*	Vanguard Target Retirement 2010 Fund Trust II	607	units of common/collective trust		16,701
*	Vanguard Target Retirement 2015 Fund Trust II	28,772	units of common/collective trust		790,941
*	Vanguard Target Retirement 2020 Fund Trust II	44,777	units of common/collective trust		1,213,447
*	Vanguard Target Retirement 2025 Fund Trust II	18,193	units of common/collective trust		483,401
*	Vanguard Target Retirement 2030 Fund Trust II	957	units of common/collective trust		24,857
*	Vanguard Target Retirement 2035 Fund Trust II	560	units of common/collective trust		14,551

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value

*	Vanguard Target Retirement 2040 Fund Trust II	394	units of common/collective trust		10,426
*	Vanguard Target Retirement 2045 Fund Trust II	629	units of common/collective trust		16,621
*	Vanguard Target Retirement 2050 Fund Trust II	218	units of common/collective trust		5,778
*	Vanguard Target Retirement 2055 Fund Trust II	563	units of common/collective trust		20,045
*	Vanguard Target Retirement 2060 Fund Trust II	14	units of common/collective trust		380
*	Vanguard Retirement Savings Trust III	1,693,924	units of common/collective trust		1,745,923
*	Various participants	Participant notes receivable (2)			512,016
					$14,149,135

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments
(2)	Participant notes receivable include interest rate of 4.25% and maturities through December 6, 2019

SIGNATURE

Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan

Date:	June 24, 2015	By:	/s/ ANDREW P. SLENTZ
Andrew P. Slentz
Peabody Energy Corporation
Executive Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of UHY LLP, Independent Registered Public Accounting Firm